July 24, 2007

Jill S. Davis

Branch Chief

United States

Securities and Exchange Commission

100 F Street NE, Stop 7010

Washington, DC 20549

Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2006

Filed February 26, 2007

Form 10-Q for Fiscal Quarter Ended March 31, 2007

Filed April 27, 2007

File No. 001-31240

Dear Ms. Davis:

Please find below the Company’s responses to the Securities and Exchange Commissions Staff comments that were contained in the Staff’s letter to Mr. Richard T. O’Brien of the Company dated July 12, 2007. Please note for your records that the undersigned, Mr. Russell Ball, is now the Senior Vice President and Chief Financial Officer of the Company and future correspondence may be faxed directly to me at 303-837-6166.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business, page 2

Exploration, page 4

1.	We note your disclosure in footnote four within the proven and probable reserves reconciliation table that the government of Uzbekistan appropriated your 50% interest in the Zarafshan-Newmont Joint Venture. Please tell us why you believe this appropriation is more appropriately reflected as an Other divestment rather than as a Reclassification within the table.

The Staff is supplementally advised that reclassifications are, and historically have been (e.g., Cerro Quilish at Yanacocha in Peru), used to describe proven and probable reserves that are transferred to the other mineralized material category. The Zarafshan-Newmont Joint Venture (“ZNJV”) proven and probable reserves were expropriated by the Uzbekistan government in the third quarter of 2006. Therefore, the Company no longer has proven and probable reserves or other mineralized material at ZNJV, and accordingly, the expropriation was classified as a divestment of 1.5 million ounces in 2006. Other divestments include the sale of Ovacik and Golden Grove in 2005 and Perama in 2004.

2.	In addition, please tell us why you have not reduced the 2006 additions attributable to the Exploration Segment in the table on page 45 for the quantity equal to your share of the reserves in the Zarafshan-Newmont Joint Venture.

The Staff is supplementally advised that historically, acquisitions and divestments have not been attributed to the Exploration Segment. Therefore, the divestment of proven and probable reserves at ZNJV through expropriation was not attributed to the Exploration Segment. The Company does not believe that net additions attributable to the Exploration Segment should be reduced by divestments and expropriations, or increased due to acquisitions, as neither is a reflection of the success of the Exploration Segment, or an indication of potential future success.

Management’s Discussion and Analysis of Consolidated Financial Condition, page 36

Critical Accounting Policies, page 40

Exploration Segment Goodwill, page 42

3.	We note from your disclosure on page 44 that certain assumptions associated with your valuation models were revised. As such, please provide us with a copy of your Exploration Segment’s valuation model analysis for the year ended December 31, 2006.

The independent valuation report used to value the Exploration Segment pursuant to Step 1 of the December 31, 2006 goodwill impairment test in SFAS 142 will be provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with such Rule, Newmont is requesting that such material be returned promptly following completion of the Staff’s review of its 2006 Form 10-K. Newmont is also requesting confidential treatment of such material, pursuant to the provisions of 17 C.F.R. § 200.83.

Depreciation, Depletion and Amortization, page 46

4.	We note your disclosure that “Depending upon whether the development is expected to benefit the entire remaining ore body, or specific ore blocks or areas only, the UOP basis is either the life of the entire ore body or the life of the specific ore block or area.” Please tell us why you believe the UOP basis should be the life of the entire ore body or specific ore block/area instead of recoverable proven and probable reserves, as defined by Industry Guide 7.

The Staff is supplementally advised that the Company amortizes all underground mine development costs whether incurred prior to or after the commencement of production, over estimated recoverable proven and probable reserves of the entire ore body or recoverable proven and probable reserves of specific ore blocks or areas. The full paragraph from which the Staff request was taken reads as follows:

“Major development costs incurred after the commencement of production are amortized using the UOP method based on estimated recoverable ounces to be produced from proven and probable reserves (emphasis added). Depending upon whether the development is expected to benefit the entire remaining ore body, or specific ore blocks or areas only, the UOP basis is either the life of the entire ore body or the life of the specific ore block or area.”

In future Form 10-K filings, the Company will more clearly disclose that the UOP method uses estimated recoverable proven and probable reserves, as follows (additional language underlined):

“Major development costs incurred after the commencement of production are amortized using the UOP method based on estimated recoverable ounces to be produced from proven and probable reserves. To the extent that such costs benefit the entire ore body, they are amortized over the estimated recoverable ounces or pounds in proven and probable reserves of the entire ore body. Costs incurred to access specific ore blocks or areas that only provide benefit over the life of that block or area are amortized over the estimated recoverable ounces or pounds in proven and probable reserves of that specific ore block or area.”

Note 2 Summary of Significant Accounting Policies, page 90

Property, Plant and Mine Development, page 93

5.	Please tell us how you define a mine.

The Staff is supplementally advised that the Company defines a mine as an excavation in the earth for the purpose of extracting mineral substances. However, use of the term “mine” can take on different meanings depending on the context.

6.	Please tell us and disclose your accounting policy associated with drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at your development and/or production stage properties.

The Staff is supplementally advised that the Company’s policy, excerpted from its internal Accounting Standards, for capitalizing versus expensing drilling and related costs is as follows:

Most drilling costs are accounted for based on the phase the program or project is in. Drilling in a reserve pit, a non-reserve mineralization (NRM) cone, underground reserve design or underground NRM mine design are capitalized only after reserves have been declared at the location.

Exploration Phase (Expensed)

All exploration costs are expensed up to the point that reserves have been declared. Exploration costs incurred to find a new ore body in an area of an existing operation are accounted for as a separate project and expensed.

Development Phase (Capitalized)

The development phase begins when proven and probable reserves are declared. Capitalization of costs can then begin.

Capitalization of drilling and related costs occurs when all of the following conditions apply:

•	Drilling is in areas that are within a reserve or NRM area;

•	Reserves exist at that operation; and

•	No significant new non-mining capital investment beyond existing and planned infrastructure for reserve areas is required.

Step out drilling outside of a reserve or NRM area is expensed as incurred.

When drilling costs are capitalized, these costs are not amortized until the project goes into production. If the project is subsequently abandoned, these costs should be written off in their entirety and charged to expense.

Production Phase

Drilling costs in a reserve or NRM area during the production phase are capitalized if the purpose is to increase the reserve as opposed to maintaining production. Drilling costs are included in production costs if the purpose of the drilling is for operational ore control. Step out drilling which is outside of a reserve or NRM area is expensed as incurred.

The Staff is further advised that the Company will expand its disclosure in future Form 10-K filings as follows:

“Drilling and related costs are capitalized only after proven and probable reserves have been established at a property and the drilling activity is either within the reserve area or performed to convert measured, indicated and inferred resources into reserves and the benefit is expected to be realized over a period beyond one year. All other drilling and related costs are expensed as incurred. Capitalized drilling and related costs are amortized using the units-of-production (UOP) method over the estimated recoverable proven and probable reserves.”

7.	In addition, please tell us and disclose your accounting policy for costs incurred to identify new resources beyond your existing inferred resources at development or production stage mines.

The Staff is supplementally advised that costs incurred to identify new resources beyond existing measured, indicated and inferred resources at development or production stage mines are expensed as incurred. The Company’s proposed disclosure in Item 6 above is intended to clarify this matter.

Stripping Costs, page 95

8.	Please tell us and disclose your accounting policy for deferred stripping when multiple pits exist within a mining complex that share common infrastructure and processing equipment and a common ore body. Specifically, address your accounting for stripping costs associated with the initial overburden removal of newly created pits that are within close proximity to producing pits.

The Staff is supplementally advised that since the effective date of EITF 04-6, the Company has not implemented a mining plan with multiple pits within a mining complex that share common infrastructure and processing equipment and a common ore body.

The Company’s accounting policy for stripping costs is as follows:

1)	Stripping costs incurred before the production phase of a mine begins, as defined in EITF 04-6, are capitalized as part of the depreciable costs of developing and constructing the mine, and are amortized over the expected useful life of the ore body based on estimated recoverable proven and probable reserves using the UOP method; and

2)	Stripping costs incurred during the production phase of a mine, as defined in EITF 04-6, are included as a component of inventory to be recognized in Costs applicable to sales in the same period as the revenue from the sale of the inventory.

Despite our lack of experience with the fact pattern you describe, we believe that stripping costs associated with the initial overburden removal at pits that are within close proximity to producing pits should follow the accounting policy described above, assuming the new pit is not an extension of an existing pit. We consider a new pit to have geographic distance from an existing pit and would generally be evidenced by a requirement for additional investment (i.e. haul roads, dewatering equipment or other infrastructure) to support mining of the new pit.

Controls and Procedures, page 159

9.	You disclose that your officers have concluded that your “…disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods.” Item 307 of Regulation S-K requires you to disclose your officer’s conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures also “…include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Your officer’s conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officer’s conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. This comment also applies to your Form 10-Q for the fiscal quarter ended March 31, 2007.

The Company believes that its disclosures in its Form 10-K and Form 10-Q regarding our officers' conclusions have included the conclusion that the controls and procedures are designed to ensure that information required to be disclosed is accumulated and reported to management as appropriate to allow timely decisions regarding required disclosure. In other words, such controls and procedures are necessary to make the conclusion that the controls and procedures are effective to ensure that required information is recorded, processed, summarized and reported within the required time periods.

In its Form 10-Q for the quarter ended June 30, 2007 and future filings, the Company will revise its disclosure to read, as follows (additional language underlined):

“During the fiscal period covered by this report, the Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, carried out an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on such evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods and are designed to ensure that information required to be disclosed in its reports is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in the Company’s internal control over financial reporting during the most recent fiscal quarter that has materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.”

While the Company believes that its current accounting policies are in accordance with GAAP, the Company will gladly participate in an industry focus group to address (i) the accounting for stripping costs for newly created pits in close proximity to producing pits and (ii) the accounting for drilling and related costs, with the hope that additional authoritative guidance might prove helpful to preparers and users of financial statements going forward.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in our filings and this letter; (b) staff comments or changes to disclosure in response to staff comments do no foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to receive any responses whenever they become available, and the Company will make every effort to continue to respond in a timely manner to the Staff’s comments. If the Staff wishes to discuss the responses provided above or the enclosed materials at any time, please do not hesitate to contact me at (303) 837-5927 or Roger Johnson, Controller and Chief Accounting Officer at (303) 837-5874.

Sincerely,

Russell Ball

Senior Vice President and Chief Financial Officer

cc:	Jennifer Goeken
Kevin Stertzel